Exhibit 99.7
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 10, 2021, with respect to the consolidated financial statements included in the Annual Report of Neovasc Inc. on Form 40-F for the year ended December 31, 2020. We consent to the inclusion of said report in the Annual Report of Neovasc Inc. on Form 40-F and to the incorporation by reference of said report in the Registration Statements of Neovasc Inc. on Form S-8 (File No. 333-226075), Form F-10 (File No. 333251330) and F-3 (File No. 333-245385).
Vancouver, Canada March 11, 2021
Chartered Professional Accountants